Exhibit 21.1

Subsidiaries of Western Capital Resources, Inc.

The following are subsidiaries of Western Capital Resources, Inc.:

State of Incorporation
Wyoming Financial Lenders, Inc.	Wyoming

PQH Wireless, Inc.	Nebraska